Exhibit 99.1

SOLO by ElectraMeccanica Receives Honorable Mention in Fast Company’s 2021 Innovation by Design Awards

Celebrating 10 years of Innovation by Design, the 2021 honorees include nearly 600 projects, products, and services from Nike, Verizon, Microsoft, and others.

VANCOUVER, British Columbia, Sept. 28, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, today announced that its revolutionary SOLO EV was honored in Fast Company’s Innovation by Design Awards for 2021 in the General Excellence and Mobility categories.

The 10th anniversary of the awards, which can be found in the October 2021 issue of Fast Company, recognize people, teams, and companies that transform businesses, organizations, and society through design. One of the most sought-after design awards in the industry, Innovation by Design is the only competition to honor creative work at the intersection of design, business, and innovation, recognizing the people, companies, and trends that have steadily advanced design to the forefront of the business conversation.

The SOLO is a purpose-built, three-wheeled, all-electric vehicle ideal for use in urban environments. Sporting a range of 100 miles and a top speed of 80 mph, it is highway-capable and fully loaded with modern conveniences. The SOLO integrates next-generation safety features in its design such as front and rear crumple zones, side impact protection, roll bar and torque-limiting control, all at an accessible price point of $18,500. Pre-orders for the SOLO are available here.

A photo accompanying this announcement is available

at https://www.globenewswire.com/NewsRoom/AttachmentNg/d9d6c09a-2c7d-4a83-95ed-e535e8e26791

“Our flagship SOLO EV is at the heart of a transportation revolution that is providing a purpose-built solution to solve today’s urban driving challenges that provide drivers a better, more efficient way to drive,” said Kevin Pavlov, CEO of ElectraMeccanica. “This recognition is a testament to the many years of hard work that our team has put in, and we are humbled to be honored in Fast Company’s Innovation by Design Awards.”

“Design is not just a beauty contest,” said Stephanie Mehta, editor-in-chief of Fast Company. “It’s something that can change the world and create solutions in a time when we face pressing global issues such as systemic racism, climate change, and a global pandemic. Many of these entries showcase these challenges while providing hope for the future through their steadfast commitment to elevate design.”

Honorees for the 2021 awards were selected in the following categories: Apps and Games; Cities; Data Design; Design Company of the Year; Experimental; Fashion and Beauty; Finance; General Excellence; Graphic Design; Health; Home; Learning; Mobility; Packaging; Products; Retail Innovation; Social Good; Spaces and Places; Sports and Recreation; Students; Sustainability; User Experience; Wellness;

Workplace; Best Design Asia-Pacific; Best Design Europe, Best Design Middle East, and Best Design Africa; Best Design Latin America; and Best Design North America. New categories included Advertising, Branding, Impact, Materials, Pandemic Response, Real Estate, and Years in Business.

The judges include renowned designers from a variety of disciplines, business leaders from some of the most innovative companies in the world, and Fast Company’s own writers and editors. Entries are judged on the key ingredients of innovation: functionality, originality, beauty, sustainability, user insight, cultural impact, and business impact.

Winners, finalists, and honorable mentions are featured online and in the October issue of Fast Company magazine, on newsstands September 28, 2021.

To see the complete list, go to: https://www.fastcompany.com/innovation-by-design/2021

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

ABOUT FAST COMPANY
Fast Company is the only media brand fully dedicated to the vital intersection of business, innovation, and design, engaging the most influential leaders, companies, and thinkers on the future of business. The editor-in-chief is Stephanie Mehta. Headquartered in New York City, Fast Company is published by Mansueto Ventures LLC, along with our sister publication, Inc., and can be found online at fastcompany.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations Contact
MZ Group
(949) 259-4987
SOLO@mzgroup.us

Public Relations Contact
Michelle Ravelo
R&CPMK for ElectraMeccanica
(714) 403-9534
michelle.ravelo@rogersandcowanpmk.com

ELECTRAMECCANICA’S FLAGSHIP SOLO EV

PICTURED ABOVE: ELECTRAMECCANICA’S FLAGSHIP SOLO EV

Source: ElectraMeccanica Vehicles Corp.

Released September 28, 2021